SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/ Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

Stillwater Mining Company

(Name of Subject Company)

Stillwater Mining Company

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86074Q102

(CUSIP Number of Class of Securities)

Francis R. McAllister

Chairman of the Board and Chief Executive Officer
Stillwater Mining Company
536 East Pike Avenue
P.O. Box 1330
Columbus, Montana 59019
Telephone: (406) 322-8700

with a copy to:

Jeffrey W. Tindell, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
Telephone: (212) 735-3380
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Stillwater Mining Company, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 536 East Pike Avenue, P.O. Box 1330, Columbus, Montana 59019. The Company’s telephone number is (406) 322-8700 and its website is www.stillwatermining.com.

Securities.

      The class of equity securities to which this Schedule 14D-9 relates is the shares of common stock, par value $0.01 per share (the “Shares”), of the Company. As of July 14, 2003, 89,627,853  Shares were outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

      The name and address of the Company, which is the person filing this Schedule 14D-9, is set forth in Item 1 above.

Tender Offer.

      This Schedule 14D-9 relates to the tender offer by Norimet Limited, a company organized under the laws of England and Wales (“Norimet”) and a wholly-owned subsidiary of MMC Norilsk Nickel, an open joint stock company organized under the laws of the Russian Federation (“Norilsk Nickel”), to purchase up to 4,350,000 Shares at a purchase price of $7.50 per Share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest thereon (the “Offer Price”). The offer is disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) jointly filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2003 by (i) Norimet, (ii) Norilsk Nickel, (iii) Norilsk Holdings SA, a corporation organized under the laws of Switzerland and a wholly-owned subsidiary of Norilsk Nickel, (iv) NN Metal Holdings SA, a company organized under the laws of Luxembourg and a wholly-owned subsidiary of Norilsk Holding SA, (v) Vladimir O. Potanin, the beneficial owner of 28.44% of the outstanding shares of Norilsk Nickel as of July 1, 2003, and (vi) Mikhail D. Prokhorov, General Director of Norilsk Nickel and the beneficial owner of 28.44% of the outstanding shares of Norilsk Nickel as of July 1, 2003. Norimet made the offer on the terms and subject to the conditions described in an Offer to Purchase, dated July 22, 2003 (the “Offer to Purchase”), which was filed as an exhibit to the Schedule TO. Norimet’s offer, as set forth in the Offer to Purchase, and the related transmittal documents mailed with the Offer to Purchase, together with any amendments or supplements hereto or thereto, shall hereinafter be referred to as the “Offer.”

      The Offer is being made pursuant to the Stock Purchase Agreement, dated as of November 20, 2002, by and among the Company, Norimet and Norilsk Nickel (the “Stock Purchase Agreement”). The Stock Purchase Agreement provided for the issuance and sale of 45,463,222 new Shares by the Company to Norimet, for a price of $100,000,540 in cash and approximately 877,000 ounces of palladium metal. The closing of such issuance and sale of Shares pursuant to the Stock Purchase Agreement occurred on June 23, 2003 (the “Closing”). Following the Closing, Norimet owns approximately 50.8% of the Company’s outstanding Shares. Further information regarding the Offer is set forth in the Schedule TO and in this Schedule 14D-9 under “Item 3-Stock Purchase Agreement — The Offer” below.

      As set forth in the Schedule TO, the address and telephone number of Norimet are Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD. Tel: +44 (207) 565-6444, and the address and telephone number of Norilsk Nickel are Usadba Center, 22, Voznesensky per., Moscow, Russia 103009, Tel: +7 (095) 797-8610.

      Information included in this Schedule 14D-9 or incorporated herein by reference concerning Norimet, Norilsk Nickel or their respective officers, directors, representatives, subsidiaries or affiliates, or actions or events with respect to them, was provided by Norimet and Norilsk Nickel and the Company takes no responsibility for such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

      Except as described herein, or incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (a) the Company, its executive officers, directors or affiliates or (b) Norilsk Nickel, Norimet or any of their respective executive officers, directors or affiliates.

1. Stock Purchase Agreement.

      On November 20, 2002, the Company entered into a Stock Purchase Agreement with Norimet and Norilsk Nickel. Certain material provisions of the Stock Purchase Agreement are summarized below. This summary is not intended to be a complete summary of the Stock Purchase Agreement. For more complete information regarding the Stock Purchase Agreement, please refer to the summary of such agreement included in the Company’s proxy statement on Schedule 14A filed with the SEC on May 2, 2003 (the “Proxy Statement”) and the full text of the Stock Purchase Agreement, which is included as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Proxy Statement is included as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference.

      Sale of Shares

      The Stock Purchase Agreement provided for the issuance and sale of 45,463,222 new Shares by the Company to Norimet for a price of $100,000,540 in cash and approximately 877,000 ounces of palladium metal. The Closing of such issuance and sale of Shares pursuant to the Stock Purchase Agreement occurred on June 23, 2003. Immediately following the Closing, Norimet owned approximately 50.8% of the Company’s outstanding Shares.

      The Offer

      The Stock Purchase Agreement provides that within 30 days after the Closing, Norimet shall commence a tender offer to purchase 4,350,000 Shares (excluding the Shares already held by Norilsk Nickel and Norimet), at a price of $7.50 per Share if the following conditions are met: (i) the average closing price of the Shares on the New York Stock Exchange (“NYSE”) is below $7.50 per Share for the 15 consecutive trading days after the date of the Closing and (ii) there is no action by any governmental authority or any law seeking to prohibit the Offer. The Stock Purchase Agreement provides that the Offer shall be by means of an offer to purchase containing the terms set forth in the Stock Purchase Agreement.

      Norimet may modify the terms of the Offer, but may not increase or decrease the number of Shares sought in the Offer, reduce the price per Share payable under the Offer, change the form of consideration payable under the Offer or amend any other condition of the Offer in a manner adverse to the Company’s stockholders without the consent of certain directors on the Company’s Board of Directors (the “Board”) not designated by Norimet who are elected and replaced in a manner designed to protect their independence from Norimet and, as a result, to protect the interests of the minority stockholders (the “Public Directors”). The initial scheduled expiration date of the Offer will be 20 business days after the Offer is commenced. If all of the conditions to the Offer have not been satisfied in such 20 day period, Norimet may, from time to time until such conditions are met, extend the term of the Offer for a period of no more than ten business days. Norimet may increase the Offer Price and extend the Offer to the extent required by applicable law without the consent of the Company.

      Subject to the terms and conditions of the Offer, the Stock Purchase Agreement provides that Norimet must accept for payment and pay for Shares validly tendered as promptly as practicable.

      The Stock Purchase Agreement further provides that on the date the Offer is commenced, Norimet shall file with the SEC a tender offer statement on Schedule TO and the Company shall file with the SEC this Schedule 14D-9, provided that this Schedule 14D-9 shall state that the Company has not taken any position regarding whether its stockholders shall tender their Shares pursuant to the Offer.

      The Stock Purchase Agreement requires that the Schedule TO and this Schedule 14D-9 must comply in all material respects with applicable federal and state securities laws. Additionally, each party must give the other party and its counsel the opportunity to review such documents and all amendments and supplements thereto prior to their filing with the SEC or dissemination to stockholders of the Company. Each party shall also provide to the other party comments received from the SEC on such documents.

      The Stock Purchase Agreement requires that Norimet shall designate a bank or other person reasonably acceptable to the Company to act as agent in connection with the Offer to receive the funds to which stockholders who tender their Shares shall become entitled (the “Paying Agent”). Prior to the closing of the Offer, Norimet shall, and Norilsk Nickel shall cause Norimet to, deliver to the Paying Agent funds in an amount necessary for the payment of the Offer Price. All interest on such funds shall be paid to Norimet.

      Under the Stock Purchase Agreement, as soon as practicable after the record date of the Offer, Norimet shall cause the Paying Agent to mail to each stockholder of record a letter of transmittal and instructions for tendering Shares in the Offer. Upon surrender of a certificate to the Paying Agent, together with such documents as may be reasonably required by the Paying Agent, Norimet shall cause the Paying Agent to pay to such stockholder the Offer Price. No interest shall be paid to stockholders on the Offer Price. Norimet shall be entitled to deduct and withhold from the Offer Price any taxes that are required to be withheld under the Internal Revenue Code of 1986, as amended.

      Norimet is not permitted to tender any of its Shares in the Offer. If the full amount of Shares is purchased in the Offer, Norimet’s ownership will increase to approximately 56% of the outstanding Shares of the Company.

      Use of Proceeds

      The Company may use the proceeds received from Norimet in the stock purchase transaction as determined by the Board. Uses may include repayment of its debt, palladium product marketing and development, utilization for performance and contractual bonds, capital expenditures and ongoing working capital.

      Survival of Representations and Warranties

      The Stock Purchase Agreement includes certain customary representations and warranties by the Company, Norimet and Norilsk Nickel. All representations and warranties of the parties will survive for one year following the Closing. However, the representations and warranties of the Company with respect to taxes and Norimet’s representations and warranties with respect to operations following the Closing and non-liquidation of the Company will survive until the expiration of the relevant statute of limitations. Any representation or warranty as to which a claim has been asserted prior to the expiration of the survival period will terminate upon resolution of the claim.

      Insurance

      The Stock Purchase Agreement provides that for a period of six years following the Closing, Norilsk Nickel and Norimet must use their best efforts to cause the Company to, and the Company must, maintain in effect, directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s current policy. In addition, Norilsk Nickel and Norimet must use their best efforts to cause the Company to, and the Company shall, continue to indemnify each present and former director, officer or employee of the Company against any costs relating to the transaction contemplated by the Stock Purchase Agreement or otherwise with respect to any acts or omissions or alleged acts or omissions occurring at or before the Closing.

      Operations Following the Closing

      In the Stock Purchase Agreement, Norimet represented to the Company that Norimet does not have any plans or proposals to liquidate the Company, sell its assets to or merge it with any other entity, or make any other major change in its business or corporate structure (other than as provided in the Stock Purchase Agreement). The Stock Purchase Agreement further provides that the Company will continue to operate in the best interests of all of its stockholders following the Closing. Norimet and Norilsk Nickel also represented that they and their affiliates do not have any plan to liquidate or distribute any Shares or any plan to treat the acquisition of Shares on any tax return as part of a transaction qualifying under Section 351 or 368(a) of the Internal Revenue Code of 1986, as amended, or a comparable provision of state or local law.

      Certificate of Incorporation and By-Laws

      The Stock Purchase Agreement provides that following the date of the Closing and at or before the Company’s next annual meeting of stockholders, the parties shall cause the Company’s certificate of incorporation and by-laws to be amended to make certain conforming changes to take account of the Stockholders Agreement (as defined under “Stockholders Agreement” below) and to eliminate cumulative voting rights of stockholders. The Company intends that the proposed amendments will be submitted to a vote of stockholders at the annual meeting, which is expected to be held as soon as practicable. You will receive a notice and proxy statement for the annual meeting in advance of the meeting, as required under Delaware law and SEC rules.

      PGM Agreement

      The Stock Purchase Agreement provides that the Company, Norilsk Nickel and Norimet shall negotiate in good faith an agreement whereby the Company will purchase from Norimet (or its affiliate) at least one million ounces of palladium annually and resell such palladium to consumers in the western hemisphere (the “PGM Agreement”). The parties intend that the PGM Agreement will be executed within six months of the Closing date. Although the parties have agreed to negotiate the PGM Agreement in good faith, the Company cannot guarantee that the PGM Agreement will be executed.

      Under the Stockholders Agreement (as described below under “Stockholders Agreement”), the Public Directors must approve the PGM Agreement. Their approval may not be withheld or delayed without a valid business reason. The PGM Agreement must also be approved by the lead bank in the Company’s credit syndicate.

      Indemnification

      Under the Stock Purchase Agreement, the Company must indemnify Norimet and its affiliates, officers, directors, employees and agents from any costs relating to any breach of any representation, warranty or agreement made by the Company in the Stock Purchase Agreement. However, if the costs do not arise in relation to any third party action against Norimet, the amount of indemnification will be limited to a percentage equal to the percentage of Shares owned by Norimet at the time the costs were incurred. Norimet and Norilsk Nickel and their affiliates, officers, directors, employees and agents must indemnify the Company from any costs relating to any breach of any representation, warranty or agreement made by Norimet or Norilsk Nickel in the Stock Purchase Agreement. Any breach by any party will be determined giving effect to any and all amendments and supplements of the disclosure schedules prior to Closing.

      Claims for indemnification (other than relating to indemnification for transfer taxes) may only be made during the term of survival of the representations and warranties. See “Survival of Representations and Warranties” above.

      Each person or entity entitled to indemnification under the Stock Purchase Agreement must pay the first $5,000,000 of its costs. The indemnifying party will be liable for the costs in excess of $5,000,000, up to a maximum of $100,000,000. The Company may make any indemnification in cash and palladium in the same proportion as the purchase price for the Shares. For the purposes of indemnification, palladium is valued at $275 per ounce. Delivery of any palladium will occur through JPMorgan Chase Bank in London. The indemnifying party will pay for any transfer taxes in connection with the indemnification. The Company may also elect to make its indemnity payment entirely in cash. The foregoing limitation does not apply to the Company’s agreement to negotiate in good faith with regard to entering into the PGM Agreement. Any indemnity payment made will be reduced by any amounts actually recovered by the indemnitee under any insurance policy.

2. Stockholders Agreement.

      At the Closing, the Company, Norilsk Nickel and Norimet entered into a Stockholders Agreement (the “Stockholders Agreement”), which established certain corporate governance principles for the Company and included certain other restrictive provisions with respect to the Shares held by Norimet. Certain material provisions of the Stockholders Agreement are summarized below. This summary is not intended to be a complete summary of the Stockholders Agreement. For more complete information regarding the Stockholders Agreement, please refer to the full text of the Stockholders Agreement which is included as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference.

      Independence Requirements

      The Stockholders Agreement provides that a majority of the directors on the Board must meet certain independence requirements. No director may be an officer, employee or director of Norilsk Nickel, Norimet, or any affiliate thereof. A majority of directors on the Board must: (i) meet the requirements set forth in Sections 303.01(B)(2)(a) and (B)(3) of the listing requirements of the NYSE, as may be amended from time to time, (ii) meet such other requirements regarding the independence of directors as may be applicable to the Company pursuant to applicable law or the rules of the NYSE, and (iii) become directors subject to an affirmative determination by the Independent Directors meeting the independence requirements set forth below (the “Independent Directors”) that he or she has no prior material relationship with the Company (other than as a director) Norimet, Norilsk Nickel, or any affiliate thereof (including either directly or as a partner, stockholder or officer of an organization that has a material relationship with the Company or Norimet, Norilsk Nickel, or any affiliate thereof).

      Board Composition; Norimet Directors and Public Directors

      The Stockholders Agreement provides that the Board shall have 9 directors as of the Closing. Any increase or decrease in the number of directors must be approved by a majority of the directors meeting the independence requirements discussed above.

      The Board will at all times be comprised of (i) certain directors designated by Norimet (the “Norimet Directors”), (ii) the Public Directors and (iii) the Chief Executive Officer. The Chairman of the Board will at all times be the Chief Executive Officer. Accordingly, the Board is currently comprised of: (i) Francis R. McAllister, the Company’s Chief Executive Officer, (ii) the following directors designated by Norimet: Craig L. Fuller, Steven S. Lucas, The Honorable Donald W. Riegle, Jr., Todd D. Schafer and Jack W. Thompson and (iii) the following Public Directors, who were selected by the Board prior to the Closing: Patrick M. James, Joseph P. Mazurek and Sheryl K. Pressler.

      Norimet Directors

      The Stockholders Agreement provides that the number of Norimet Directors will be calculated based on Norimet’s proportionate ownership of the Company’s outstanding voting securities. As long as Norimet owns more than 50% of the outstanding voting securities of the Company, Norimet will from time to time be entitled to nominate for election to the Board the smallest number of directors that is a majority of the Board. For so long as Norimet owns 10% or more but less than or equal to 50% of the outstanding voting securities of the Company, the Company will from time to time be entitled to nominate for election to the Board a number of directors to the Board equal to the total number of directors on the Board multiplied by the percentage of the Company’s outstanding voting securities owned by Norimet; provided, that such number will be rounded to the nearest whole number.

      Certain Norimet Directors will be required to meet the independence requirements described above under “Independence Requirements” (the “Norimet Independent Directors”). The Stockholders Agreement

provides that the minimum number of Norimet Independent Directors required to be on the Board shall be determined pursuant to the following formula:

      X = Y-Z

      X = the number of Norimet Independent Directors required to be on the Board

      Y = the smallest number that constitutes a majority of the Board

      Z = the number of public directors required to be on the Board

      For example, the Board currently has nine members, with five (“Y”) being the smallest number that constitutes a majority of the Board. Since there are three Public Directors required to be on the Board (“Z”) as calculated below under “Public Directors,” two Norimet Independent Directors would be required to be on the Board.

      If there is any vacant Norimet Director position due to the death, resignation or removal of any Norimet Director, an increase in the size of the Board, or otherwise, Norimet will select persons to fill this vacancy and take other necessary actions to cause their election to the Board. If any incumbent Norimet Director does not stand for re-election at any annual stockholder meeting, Norimet will designate the replacement for such person. The nomination and election of each Norimet Director is subject to the prior approval of a majority of the Board’s nominating committee, which may not be unreasonably withheld or delayed. To the extent permissible under Delaware law, Norimet may remove any Norimet Director at any time, with or without cause, by providing written notice to the Company.

      Public Directors

      The Board must include a number of Public Directors equal to the number of directors on the full Board minus the number of Norimet Directors, minus one (the Chief Executive Officer). Each Public Director must be an Independent Director. The nomination and election of each Public Director is subject to the prior approval of a majority of the Board’s nominating committee, which may not be unreasonably withheld or delayed.

      If there is any vacant public director position due to the death, resignation or removal of any Public Director, increase in the size of the Board, decrease in the percentage of Shares owned by Norimet, or otherwise, it will be filled by a majority vote of the remaining Public Directors then in office. If any incumbent Public Director does not stand for re-election at any annual stockholder meeting, the Public Directors will determine by majority vote the replacement for such person. If there are no Public Directors in office, the Company will call a meeting of its stockholders as soon as practicable to elect the requisite number of Public Directors as determined under the Stockholders Agreement. In such case, the Board’s nominating committee will propose and nominate qualified persons to be elected as Public Directors at the stockholders meeting and, at that meeting, Norimet must vote the Shares or other securities of the Company it owns or controls in the same manner (on a proportionate basis) as the public stockholders of the Company. None of Norilsk Nickel, Norimet or the Norimet Directors may take any action to cause the removal of any Public Directors.

      Related Party Transactions

      Under the Stockholders Agreement, neither Norimet nor the Company or any of Norimet’s affiliates may make any decision or take, or resolve to take, any action (including, in Norimet’s case, Norilsk Nickel and their respective affiliates (whether acting alone or in its capacity as a stockholder of the Company), causing the Company or the Board to make any decision or take, or resolve to take, any action) regarding certain “related party transactions,” without the prior approval or a majority of the Public Directors. This approval is in addition to any Board or stockholder approval required under applicable law or the Company’s certificate of incorporation. The related party transactions include:

•	any matter related to the PGM Agreement or any of the transaction documents, including, but not limited to: (x) the amendment or modification of the transaction documents; (y) the negotiation, amendment or modification of the PGM Agreement and the purchase of palladium (as well as platinum or rhodium)

pursuant to the PGM Agreement; or (z) any decision involving the registration of common stock pursuant to the Registration Rights Agreement;

•	any agreement, contract, arrangement, transaction, action or event with Norilsk Nickel, Norimet or their affiliates or any transaction, action (including a reverse stock split) or event otherwise benefiting any member of the Norilsk Nickel, Norimet or their affiliates in an advantageous manner over the interests of other stockholders; or

•	the amendment of the Company’s certificate of incorporation or by-laws in a manner that (A) adversely affects stockholders other than Norilsk Nickel, Norimet or their affiliates or (B) is inconsistent with the Stockholders Agreement.

      In connection with the review of any related party transaction, the Public Directors may select (in their sole discretion), and retain at the expense of the Company, independent financial advisors to review such transaction and provide an opinion regarding the fairness, from a financial point of view, of such related party transaction (and any consideration to be received in connection therewith) to the stockholders of the Company other than Norilsk Nickel, Norimet and their affiliates.

      Standstill Provisions

      The Stockholders Agreement provides that Norimet and Norilsk Nickel and their affiliates shall not, alone or acting in concert with any other person or entity, acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any common stock or other securities or rights to acquire any common stock or securities of the Company, or any assets of the Company or any subsidiary or division thereof other than the purchase of common stock (i) pursuant to the Stock Purchase Agreement, (ii) pursuant to the tender offer contemplated by the Stock Purchase Agreement and (iii) as may be necessary from time to time to maintain ownership of 51% of the outstanding voting securities of the Company until such time as Norimet no longer owns at least 25% of the Company’s outstanding voting securities. However Norimet, Norilsk Nickel or any of their affiliates may make an offer to the Company to acquire all or part of the outstanding assets or securities of the Company (other than securities already owned by them), through a tender offer, merger, sale of assets, combination or similar transaction or series of transactions if as a condition to the consummation of such transaction (A) the prior written consent of a majority of the Public Directors is obtained and (B) the Public Directors select in their sole discretion, and retain at the expense of the Company, independent financial advisors to review the transaction and provide an opinion regarding the fairness, from a financial point of view, of the financial terms of such transaction (and any consideration to be received in the transaction) to the stockholders of the Company other than Norilsk Nickel, Norimet and their affiliates.

      Restrictions on Transfer

      The Stockholders Agreement provides that without the prior written consent of a majority of the Public Directors (which consent shall not unreasonably be withheld or delayed), from and after the Closing, Norimet shall not, and Norilsk Nickel shall cause Norimet not to, directly or indirectly, transfer any Shares or other voting securities of the Company owned by it if as a result of such transfer any person will own five percent or more of the Company’s outstanding voting securities immediately following such transfer. However, no such consent will be required (i) with respect to a transfer to an affiliate that agrees to be bound by the provisions of the Stockholders Agreement, or (ii) from and after the third anniversary of the date of the Stockholders Agreement if (A) the transferee is a reputable person in the reasonable opinion of the Public Directors, (B) the transferee agrees to be bound by the provisions of the Stockholders Agreement (if being understood that the Stockholders Agreement will be appropriately modified to account for such transferee as a party) and (C) Norimet gives 30 days’ prior written notice to the Company before any such transfer. Such notice must include all relevant material terms of the transfer (including the identity of the transferee).

      Norimet and Norilsk Nickel Actions

      The Stockholders Agreement provides that Norimet must vote or cause to be voted all Shares and any other voting securities of the Company owned by it (whether or not acquired under the Stock Purchase Agreement), and to take all other actions necessary, to cause the election of directors as specified in the

Stockholders Agreement and to otherwise ensure that the Company be governed at all times consistently with the governance principles contained in the Stockholders Agreement and to otherwise ensure the fulfillment of the other obligations of Norilsk Nickel, Norimet and their affiliates under the Stockholders Agreement. Norilsk Nickel has undertaken to cause Norimet and its other affiliates to perform all of their obligations under the Stockholders Agreement, and will be jointly and severally liable with Norimet, or any other affiliate, for any breach of such agreement.

3. Registration Rights Agreement.

      On June 23, 2003, in connection with the Closing, the Company entered into a Registration Rights Agreement with Norimet (the “Registration Rights Agreement”). Certain material provisions of the Registration Rights Agreement are summarized below. This summary is not intended to be a complete summary of the Registration Rights Agreement. For more complete information regarding such agreement, please refer to the full text of the agreement which is included as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference.

      Under the Registration Rights Agreement, the Company must, upon Norimet’s written request, use its best efforts to effect the registration under the Securities Act of 1933, as amended (the “Securities Act”), of all or part of the Shares Norimet purchased pursuant to the Stock Purchase Agreement. Before the seventh anniversary of the Closing, any such registration must be for a number of Shares representing at least 5% of the outstanding Shares. Norimet is permitted to make up to five such requests for registration.

      The Company must pay all registration expenses in connection with any such registration until such time as three registrations have been effected in which an aggregate of 75% of the Shares have been registered.

      The Registration Rights Agreement also provides that if the Company registers any of its securities under the Securities Act (other than in connection with an acquisition that would not permit registration of the Shares held by Norimet), it must give prompt, written notice to Norimet. At Norimet’s written request, the Company must use its best efforts to include some or all of the Shares in such registration.

      The Registration Rights Agreement also requires the Company to indemnify Norimet and its directors, officers and controlling persons against any losses to which they may become subject under the Securities Act or otherwise arising out of any untrue statement of material fact concerning the Company contained in any registration statement in connection with any registration thereunder. Norimet must indemnify the Company with respect to information provided by Norimet for inclusion in any such registration statement.

4. Confidentiality Agreements.

      In connection with its negotiations regarding a potential transaction, the Company entered into two mutual confidentiality agreements, dated August 27, 2002, with Norilsk Nickel, which include certain customary confidentiality and standstill provisions. A summary of such agreements was included in the Proxy Statement and is hereby incorporated by reference.

5. Certain Arrangements Between The Company and Its Executive Officers, Directors and Affiliates.

      Certain such agreements, arrangements and understandings and actual or potential conflicts of interest are disclosed in the Company’s 2002 Annual Report on Form 10-K in the sections entitled “Executive Compensation,” “Compensation Committee Interlocks and Insider Participation” and “Director Compensation” of Item 11, “Security Ownership Of Certain Beneficial Owners and Management” of Item 12 and “Certain Relationships and Related Transactions” of Item 13. Such annual report is filed herewith as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

      Additionally, under the Stock Purchase Agreement, the Company was permitted to grant up to an aggregate of $2 million for officers and employees in connection with their 2002 performance and/or their efforts in furtherance of the Norilsk Nickel transaction. In January 2003, there were yearly regular bonus payments of $180,000 to employees of the Company. No officers received such bonuses. On June 16, 2003, the Board approved an aggregate of $675,000 in bonuses in connection with 2002 performance and the Norilsk

Nickel transaction. Such bonuses were payable on June 23, 2003, the closing date for the transaction. Such bonuses included bonuses of $250,000, $150,000, $25,000 and $75,000 to Francis R. McAllister, the Company’s Chairman and Chief Executive Officer, John R. Stark, Vice President, Human Resources, Secretary and General Counsel, Robert M. Taylor, former Vice President, Mine Operations (subject to certain conditions), and Terrell Ackerman, Vice President, Planning and Process Operations, respectively.

Item 4. The Solicitation or Recommendation.

      The Stock Purchase Agreement provides that the Board shall make no recommendation to the Company’s stockholders with respect to the Offer. The Board urges each stockholder to make an independent decision as to the acceptability of the Offer, including the adequacy of the Offer Price, in light of such stockholder’s investment objectives, such stockholder’s views as to the Company’s prospects and outlook and any other factors that such stockholder deems relevant to such investment decision.

Background of the Offer.

      The Offer is being made pursuant to the Stock Purchase Agreement, which requires that Norimet commence the Offer within 30 days of the Closing, provided that the following conditions are met: (i) the average closing price of the Shares on the NYSE is below $7.50 per Share for the 15 consecutive trading days after the date of the Closing and (ii) there is no action by any governmental authority or any law seeking to prohibit the Offer. A detailed description of the background of the stock purchase transaction pursuant to the Stock Purchase Agreement was included in section entitled “The Board’s Consideration of the Stock Purchase Agreement-Background of the Transaction” in the Proxy Statement and is incorporated herein by reference.

      General Background of Stock Purchase Agreement

      The global economic downturn beginning in early 2001 and the events of September 11, 2001 caused a steep and unexpected decline in commodities prices, including the prices of platinum group metals. When prices for platinum group metals continued to fall following the events of September 11, 2001, the Company’s available finances sharply decreased.

      In late September 2001, the Company retained financial advisors to review its funding requirements and strategic alternatives. During the next twelve months, the Company’s financial advisors contacted more than fourteen parties regarding the possibility of a strategic transaction with the Company.

      In January 2002, Christophe Charlier, Director for Strategic Development and Mergers and Acquisitions of Norilsk Nickel, attended a forum for mining company executives where he met the Company’s Chief Executive Officer, Francis R. McAllister, and then Chief Financial Officer, James A. Sabala.

      In early August 2002, Mr. Charlier telephoned Mr. McAllister to arrange a meeting between the Company’s management and Leonid Rozhetskin, Deputy Chairman of the Management Board and member of the Board of Directors of Norilsk Nickel. On August 16, 2002, Mr. McAllister met with Messrs. Rozhetskin and Charlier. At this meeting, Mr. Rozhetskin indicated Norilsk Nickel’s interest in pursuing a strategic transaction with the Company.

      On August 27, 2002, Norilsk Nickel and the Company entered into mutual confidentiality agreements regarding their negotiations.

      On September 11, 2002, Norilsk Nickel and its legal advisors met in New York City with the Company and its legal advisors to discuss possible terms for a proposed stock purchase transaction between the parties.

      During October and November 2002, Norilsk Nickel and the Company and their legal advisors negotiated the terms of, and drafted documents for, the potential transaction, including the Stock Purchase Agreement and the Stockholders Agreement. Norilsk Nickel, the Company and their respective legal and financial advisors engaged in extensive negotiations regarding the terms of the stock purchase transaction.

      On October 21, 2002, certain officers of Norilsk Nickel, including Mikhail Prokhorov, General Director of Norilsk Nickel, and Mr. Rozhetskin, met in Moscow with Mr. McAllister and John Stark, the Company’s General Counsel. The principals discussed the basic economic terms of the stock purchase. At such meeting, the Company suggested that Norilsk Nickel should conduct a cash tender offer after Closing for 10% of the Shares outstanding before the stock purchase at a price of $7.50 per Share, which was equal to the price per Share to be paid by Norimet in connection with the proposed stock purchase, based on then existing palladium prices. After extensive negotiations, Norilsk Nickel agreed to the proposed tender offer.

      The Board met on November 20, 2002 and unanimously approved the Stock Purchase Agreement and determined to recommend that the Company’s stockholders approve and adopt the Stock Purchase Agreement at a special meeting of stockholders. Norilsk Nickel, Norimet and the Company then executed the Stock Purchase Agreement.

      At the special meeting on June 16, 2003, the Company’s stockholders approved the Stock Purchase Agreement. The Closing of the stock purchase transaction occurred on June 23, 2003 and Norimet acquired 45,463,222 newly-issued Shares from the Company for a price of $100,000,540 in cash and approximately 877,000 ounces of palladium metal.

      The average closing price of the Shares on the NYSE was below $7.50 per Share for the 15 consecutive trading days after the Closing date and there is no government action prohibiting the Offer. Accordingly, Norimet commenced the Offer on July 22, 2003.

No Recommendation.

      The Stock Purchase Agreement provides that the Board shall make no recommendation regarding whether the stockholders should tender their Shares pursuant to the Offer.

      The Company’s primary goal in seeking a strategic transaction with Norilsk Nickel was to obtain sufficient capital to reduce its debt obligations and continue its operations. The stock purchase transaction was structured as a purchase of newly-issued Shares from the Company, and not an acquisition of the Shares held by the public, so that the Company would receive a significant capital infusion. Although the Company’s stockholders were expected to benefit from this additional capital, the Company sought to provide stockholders with a more direct benefit by allowing them to sell a portion of their Shares directly to Norimet. The Board desired to present stockholders with the option of tendering their Shares to Norimet, based upon the stockholders’ personal investment objectives. After extensive negotiations, the parties agreed that the Stock Purchase Agreement should provide for a tender offer at $7.50 per share, which price is equal to the price paid by Norimet for the share purchase from the Company, based upon palladium prices at November 19, 2002 (the last trading day before the Stock Purchase Agreement was signed).

      The Board urges each stockholder to make an independent decision as to the acceptability of the Offer, including the adequacy of the Offer Price, in light of such stockholder’s investment objectives, such stockholder’s views as to the Company’s prospects and outlook and any other factors that such stockholder deems relevant to such investment decision. By accepting the Offer and tendering Shares in the Offer, stockholders will surrender their right with respect to the tendered Shares to participate in any future benefits from ownership of such Shares, including in any future earnings growth of the Company and in any subsequent increase in the value of the Company. In addition, stockholders who tender their Shares could recognize a taxable gain or loss upon sale of their Shares. Therefore, stockholders should consult with their respective advisors about the financial, legal, tax and other consequences of the Offer.

Intent to Tender.

      After reasonable inquiry, to the best of the Company’s knowledge, no officer, director or affiliate of the Company currently intends to tender Shares pursuant to the Offer.

Item 5. Persons/ Assets Retained, Employed, Compensated or Used.

      Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

      The obligations of the Paying Agent will be performed by The Bank of New York and D.F. King & Co., as the depositary and information agent, respectively. Each of such companies will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

Item 6. Interest in Securities of the Subject Company.

      On June 23, 2003, the Closing occurred and the Company issued and sold 45,463,222 new Shares to Norimet for a price of $100,000,540 in cash and approximately 877,000 ounces of palladium metal. Following the Closing, Norimet owns approximately 50.8% of the Company’s outstanding Shares.

      In connection with the Closing, the following five designees of Norimet were elected to the Board on June 23, 2003: Craig L. Fuller, Steven S. Lucas, The Honorable Donald W. Riegle, Jr., Todd D. Schafer and Jack W. Thompson. Under the Company’s 1998 Equity Incentive Plan, each new director is entitled to receive 10,000 options, vesting in 6 months, to acquire Shares upon his or her initial election to the Board. Accordingly, each of Norimet’s designees is entitled to receive 10,000 options to acquire Shares. The Company intends to grant these options as soon as practicable. Such grant will be retroactively effective as of June 23, 2003 and such options will vest on December 23, 2003.

      All of the Company’s previously unvested options, including options to acquire 331,898 Shares held by the Company’s directors and executive officers, which would have otherwise vested by January 2005, vested at the Closing. All of these options have exercise prices which are substantially higher than the $4.67 closing price of the Shares on June 23, 2003 and the Offer Price. In addition, all of the Company’s restricted Shares, including 40,657 Shares held by the Company’s executive officers, which would have otherwise vested on January 2, 2005, vested at the Closing. Based on the $4.67 closing price of the Shares on the NYSE on the Closing Date, the aggregate value of the restricted Shares which vested was $121,616, $24,811, $16,433 and $26,997 for Messrs. McAllister, Stark, Ackerman and Taylor, respectively.

      Except as set forth in this Schedule 14D-9, no transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

      Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer, that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

      None.

Item 9. Exhibits.

1.	Stock Purchase Agreement, entered into as of November 20, 2002, by and among Stillwater Mining Company, MMC Norilsk Nickel and Norimet Limited (incorporated by reference to Exhibit 10.1 to the Company’s on Form 8-K, filed with the SEC on November 21, 2002).

2.	Stockholders Agreement, dated as of June 23, 2003, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 23, 2003).

3.	Registration Rights Agreement, dated as of June 23, 2003, by and between Stillwater Mining Company and Norimet Limited (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 23, 2003).

4.	2002 Annual Report on Form 10-K (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 28, 2003).

5.	Proxy Statement on Schedule 14A in connection with the Special Meeting of Stockholders to Consider the Stock Purchase Agreement (incorporated by reference to the Company’s Proxy Statement on Schedule 14A filed with the SEC on May 2, 2003).

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ FRANCIS R. MCALLISTER

Name: Francis R. McAllister
Title: Chairman of the Board and
Chief Executive Officer

Dated as of: July 22, 2003